News Release

Contacts:		Media Inquiries:

	Carly Lamprecht	Visteon Corporation

	313-755-0879	Public Affairs

	clamprec@visteon.com	5500 Auto Club Drive

Dearborn, MI 48126

	Investor Inquiries:	Facsimile 313-755-7983

Derek Fiebig

313-755-3699

dfiebig@visteon.com

FOR IMMEDIATE RELEASE

VISTEON CORPORATION REPORTS SECOND QUARTER 2001 RESULTS IN LINE WITH EXPECTATIONS

DEARBORN, Mich., July 20, 2001 – Visteon Corporation (NYSE: VC) today announced Second Quarter net income of $60 million or $0.46 per share, excluding restructuring costs. The company’s performance was within the range of previous guidance. Including restructuring costs of $100 million after taxes, Second Quarter results were a net loss of $40 million or $0.31 per share. Visteon earned $162 million or $1.25 per share in the Second Quarter of 2000.

“We turned in a solid operating performance in a tough environment and delivered on our projections despite unexpected production cutbacks,” said Peter J. Pestillo, Chairman and Chief Executive Officer. “The restructuring actions we have completed are building momentum for our cost reduction efforts and we expect to see continued improvement going forward.” He added that there is still much to do – “The tough environment is expected to continue through the remainder of the year.”

The earnings decline compared with a year ago is more than accounted for by price reductions and lower volume. This was offset partially by favorable cost performance, reflecting a combination of the restructuring and operating efficiencies, including an accelerated pace of cost reductions throughout the organization, continued savings through the use of Internet auctions and improved performance in Visteon’s glass business.

1.

News Release

Second Quarter sales were $4.9 billion, down $404 million compared with the same period last year. The decrease is more than accounted for by lower Ford revenue. Non-Ford revenue for the quarter was up 14 percent from a year ago.

The restructuring actions included the elimination of more than 2,000 salaried positions during the quarter, exceeding the previously announced target of 1,800. Additional restructuring actions also were taken in Europe, which will result in the closure of two European plants and consolidation of the work to other Visteon facilities. The restructuring actions already have yielded cost savings and other benefits with payback expected in no more than one year.

Operating cash flow for the Second Quarter was positive. Visteon ended the quarter with almost $1.3 billion in cash and marketable securities.

First Half sales totaled $9.6 billion, down $906 million year over year. First Half 2001 net income was $91 million or $0.70 per share, excluding restructuring costs. This compares with net income of $309 million or $2.38 per share for First Half 2000. Return on sales for the first six months of 2001 was 1.1 percent, excluding restructuring costs, versus 3.0 percent for the First Half of 2000.

Visteon won $1.2 billion in net new business in the First Half of the year. More than 80 percent of the wins were with customers other than Ford and more than 20 percent were outside of North America. In addition to winning Nissan’s Quality Award for the third consecutive year, Visteon was awarded significant new business with Nissan on future light truck, minivan and SUV platforms. Visteon also won substantial new business from General Motors on a new truck platform and Toyota on a new European car.

The company expects Third Quarter revenue of $4.1 to $4.3 billion — reflecting lower production volumes — and net income, excluding restructuring, of breakeven to $20 million. For the full year, the company expects revenue to be $18.2 to $18.6 billion and net income, excluding restructuring, of $150 to $200 million.

Visteon Corporation is a leading full-service supplier that delivers consumer-driven technology solutions to automotive manufacturers worldwide and through multiple channels within the global automotive aftermarket. Visteon has about 80,000 employees and a global delivery system of more than 130 technical, manufacturing, sales, and service facilities located in 25 countries.

This press release contains forward-looking statements made pursuant to the Private Securities Litigation Reform

2.

News Release

Act of 1995.   Words such as “estimated” and “potentially” signify forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various risks and uncertainties. Some of these risks and uncertainties are identified in our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 27, 2001. Should any risks and uncertainties develop into actual events, these developments could have material adverse effects on Visteon’s business, financial condition and results of operations.

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Additional financial detail is available at www.visteon.com

3.

VISTEON CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL DATA
(in millions, except per share amounts, percentages and as noted)

			2001
			over/(under)
	2001		2000

	Second	First	Second		First
	Quarter	Half	Quarter		Half

Sales	(unaudited)
Ford and affiliates	$4,067	$7,980	$(504)		$(1,067)

Other customers	838	1,648	100		161

Total sales	$4,905	$9,628	$(404)		$(906)

Depreciation and amortization

Depreciation	$142	$282	$(13)		$(17)

Amortization	26	56	5		13

Total depreciation and amortization	$168	$338	$(8)		$(4)

Selling, administrative and other expenses*

Amount	$180	$369	$(12)		$—

Percent of revenue	3.7%	3.8%	0.1	pts	0.3	pts

Operating income (loss)

As reported	$(42)	$26	$(310)		$(495)

Excluding restructuring costs*	116	184	(152)		(337)

Net income (loss)

As reported	$(40)	$(9)	$(202)		$(318)

Excluding restructuring costs*	60	91	(102)		(218)

Earnings (loss) per share (basic and diluted)

As reported	$(0.31)	$(0.07)	$(1.56)		$(2.45)

Excluding restructuring costs*	0.46	0.70	(0.79)		(1.68)

Cash dividends per share	$0.06	$0.12	N/A		N/A

Effective tax rate	37%	37%	—	pts	—	pts

EBITDA*

Amount	$284	$522	$(160)		$(341)

Percent of revenue	5.8%	5.4%	(2.6)	pts	(2.8)	pts

After tax returns*

On sales	1.3%	1.1%	(1.9)	pts	(1.9)	pts

On assets	2.3	1.8	(3.5)		(3.5)

On equity	6.9	5.3	(18.2)		(18.9)

Capital expenditures

Amount	$168	$340	$(1)		$56

Percent of revenue	3.4%	3.5%	0.2	pts	0.8	pts

Operating cash flow**	$233	$(126)	$67		$226

Cash and borrowing (at end of period)

Cash and marketable securities		$1,263			$298

Borrowing		1,971			(109)

* Second quarter of 2001 and year-to-date 2001 amounts exclude costs related to restructuring items of $158 million ($100 million after-tax), of which $81 million was recorded as selling, administrative and other expense.

** Includes capital expenditures and excludes restructuring/independence actions.

VISTEON CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
For the Periods Ended June 30, 2001 and 2000
(in millions, except per share amounts)

	Second Quarter		First Half

	2001	2000	2001	2000

	(unaudited)		(unaudited)
Sales

Ford and affiliates	$4,067	$4,571	$7,980	$9,047

Other customers	838	738	1,648	1,487

Total sales	4,905	5,309	9,628	10,534

Costs and expenses (Notes 2 and 3)

Costs of sales	4,686	4,849	9,152	9,644

Selling, administrative and other expenses	261	192	450	369

Total costs and expenses	4,947	5,041	9,602	10,013

Operating income (loss)	(42)	268	26	521

Interest income	14	18	33	52

Interest expense	36	30	72	87

Net interest expense	(22)	(12)	(39)	(35)

Equity in net income of affiliated companies	7	10	11	17

Income (loss) before income taxes	(57)	266	(2)	503

Provision (benefit) for income taxes	(23)	96	(4)	182

Income (loss) before minority interests	(34)	170	2	321

Minority interests in net income of subsidiaries	6	8	11	12

Net income (loss)	$(40)	$162	$(9)	$309

Average number of shares of Common Stock

outstanding (Note 4)	131	130	131	130

Earnings (loss) and dividends per share (Note 4)

Basic and diluted	$(0.31)	$1.25	$(0.07)	$2.38

Cash dividends	$0.06	$—	$0.12	$—

The accompanying notes are part of the financial statements.

VISTEON CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(in millions)

	June 30,	December 31,
	2001	2000

	(unaudited)
Assets

Cash and cash equivalents	$1,195	$1,412

Marketable securities	68	65

Total cash and marketable securities	1,263	1,477

Accounts receivable – Ford and affiliates	1,835	1,333

Accounts receivable – other customers	903	857

Total receivables	2,738	2,190

Inventories (Note 5)	908	948

Deferred income taxes	193	192

Prepaid expenses and other current assets	134	198

Total current assets	5,236	5,005

Equity in net assets of affiliated companies	147	142

Net property	5,394	5,497

Deferred income taxes	126	100

Other assets	517	581

Total assets	$11,420	$11,325

Liabilities and Stockholders’ Equity

Trade payables	$2,079	$1,949

Accrued liabilities	1,011	1,086

Income taxes payable	109	147

Debt payable within one year	581	622

Total current liabilities	3,780	3,804

Long-term debt	1,390	1,397

Other liabilities	2,835	2,601

Deferred income taxes	16	18

Total liabilities	8,021	7,820

Stockholders’ equity

Capital stock

Preferred Stock, par value $1.00, 50 million shares authorized,

none outstanding	—	—

Common Stock, par value $1.00, 500 million shares authorized,

131 million shares issued and outstanding	131	131

Capital in excess of par value of stock	3,315	3,311

Accumulated other comprehensive income	(246)	(179)

Other	(30)	(12)

Earnings retained for use in business	229	254

Total stockholders’ equity	3,399	3,505

Total liabilities and stockholders’ equity	$11,420	$11,325

The accompanying notes are part of the financial statements.

VISTEON CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the Periods Ended June 30, 2001 and 2000
(in millions)

	First Half	First Half
	2001	2000

	(unaudited)
Cash and cash equivalents at January 1	$1,412	$1,849

Cash flows provided by (used in) operating activities	182	(1,619)

Cash flows from investing activities

Capital expenditures	(340)	(284)

Purchases of securities	(148)	—

Sales and maturities of securities	145	—

Other	35	(13)

Net cash used in investing activities	(308)	(297)

Cash flows from financing activities

Cash distributions from prior owner	—	85

Commercial paper (repayments) issuances, net	(9)	410

Payments on short-term debt	—	(509)

Proceeds from issuance of short-term debt	1	1,200

Proceeds from issuance of other debt	54	14

Principal payments on other debt	(97)	(200)

Purchase of treasury stock	(20)	—

Cash dividends	(16)	—

Other	—	21

Net cash (used in) provided by financing activities	(87)	1,021

Effect of exchange rate changes on cash	(4)	11

Net decrease in cash and cash equivalents	(217)	(884)

Cash and cash equivalents at June 30	$1,195	$965

The accompanying notes are part of the financial statements.

VISTEON CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
(unaudited)

      1.   Financial Statements – The financial data presented herein are unaudited, but in the opinion of management reflect those adjustments, including normal recurring adjustments, necessary for a fair presentation of such information. Results for interim periods should not be considered indicative of results for a full year. Reference should be made to the consolidated financial statements and accompanying notes included in the company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on February 27, 2001.

      Visteon Corporation (“Visteon”) is a leading, global supplier of automotive systems, modules and components. Visteon sells products primarily to global vehicle manufacturers, and also sells to the worldwide aftermarket for replacement and vehicle appearance enhancement parts. Visteon became an independent company when Ford Motor Company (“Ford”) established Visteon as a wholly-owned subsidiary in January 2000 and subsequently transferred to Visteon the assets and liabilities comprising Ford’s automotive components and systems business. Ford completed its spin-off of Visteon on June 28, 2000 (the “spin-off”). Prior to incorporation, Visteon operated as Ford’s automotive components and systems business.

      2.   Selected costs and expenses are summarized as follows:

	Second Quarter		First Half

	2001	2000	2001	2000

	(in millions)
Depreciation	$142	$155	$282	$299

Amortization	26	21	56	43

Total	$168	$176	$338	$342

      3.   Special Charges – During the second quarter of 2001, as part of a review of staff and plant operations, Visteon eliminated more than 2,000 salaried positions worldwide. As a result of these actions, Visteon recorded a pre-tax charge of $146 million in the second quarter of 2001 reflecting retirement and separation programs that were implemented during the quarter. About 90% of the separations were completed in the second quarter of 2001. The remaining separations, related primarily to European employees that have accepted benefits under voluntary programs, will be completed during the second half of 2001.

      In addition, Visteon recorded a pre-tax charge in the second quarter of 2001 of $12 million related to the planned closure of two European facilities, ZEM in Poland and Wickford in the U.K., and other actions.

      Of the total pre-tax charges of $158 million ($100 million after-tax) described above, $81 million is recorded in selling, administrative and other expenses and $77 million is recorded in costs of sales, and $142 million is recorded by the Automotive Operations segment and $16 million is recorded by the Glass Operations segment. As of June 30, 2001, Visteon has spent or utilized about $87 million related to these charges, which includes amounts related to special pension and other postretirement benefits.

      During the second quarter of 2000, Visteon recorded a pre-tax charge of approximately $13 million ($8 million after-tax) for Visteon-designated employees that were part of special voluntary retirement and separation programs.

VISTEON CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS – (Continued)
(unaudited)

      4.   Income Per Share of Common Stock – Basic income per share of common stock is calculated by dividing the income attributable to common stock by the average number of shares of common stock outstanding during the applicable period, adjusted for restricted stock. The calculation of diluted income per share takes into account the effect of dilutive potential common stock, such as stock options and restricted stock. For the second quarter and first half of 2001 potential common stock of about 404,000 and 202,000 shares, respectively, is excluded as its effect would have been antidilutive. For purposes of the earnings per share calculations, 130 million shares of common stock are treated as outstanding for periods prior to the spin-off from Ford.

      Shareholder approval was obtained at the May 2001 Annual Meeting of the Visteon Shareholders for the Visteon Corporation 2000 Incentive Plan (“Incentive Plan”), and the related awards granted under this plan through such date, and the Visteon Corporation Employees Equity Incentive Plan (“EEIP”). The total number of shares of Visteon common stock subject to awards under the Incentive Plan and EEIP is 13 million and 6.5 million shares, respectively.

      During the second quarter of 2001, Visteon granted under the Incentive Plan about 900,000 shares of performance-based restricted stock and granted under the Incentive Plan and EEIP options covering about 3.1 million shares with an exercise price equal to the average of the highest and lowest prices at which Visteon common stock was traded on the New York Stock Exchange on the grant date. The performance-based restricted stock awards vest upon the achievement of the applicable performance goals at the completion of a performance period, which is generally three years. Performance goals are related to return on equity and quality measures. Compensation expense is recognized over the performance period based upon an estimate of the likelihood of achieving the performance goals and also reflects changes in the price of Visteon common stock. Stock options will become exercisable one-third after one year from the date of grant, an additional one-third after two years and in full after three years, and expire 10 years from the date of grant.

      5.   Inventories are summarized as follows:

	June 30,	December 31,
	2001	2000

	(in millions)
Raw materials, work-in-process and supplies	$765	$829

Finished products	143	119

Total inventories	$908	$948

U.S. inventories	$572	$586

      6.   Debt – During the second quarter of 2001, Visteon amended its financing arrangements with third-party lenders that provide $2 billion of contractually committed, unsecured revolving credit facilities. The amendments extended the maturity dates on both the 364-day and long-term facilities by one year, while all other terms remained substantially the same.

      7.   Comprehensive Income – Other comprehensive income mainly includes foreign currency translation adjustments. Total comprehensive income is summarized as follows:

	Second Quarter		First Half

	2001	2000	2001	2000

	(in millions)
Net income (loss)	$(40)	$162	$(9)	$309

Other comprehensive income (loss)	(47)	(21)	(67)	(58)

Total comprehensive income (loss)	$(87)	$141	$(76)	$251

VISTEON CORPORATION AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS – (Continued)
(unaudited)

      8.   Accounting Change – Visteon adopted Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities,” on January 1, 2001. SFAS 133 (as amended by SFAS 137 and 138) establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of the instruments at fair value. The change in fair value of a derivative is required to be recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and if so, the type of hedge transaction.

      Consistent with the first quarter of 2001, the impact of implementing this new standard on Visteon’s results of operations and financial condition for the three and six months ended June 30, 2001 was not material.

      9.   Segment Information – Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers, or a decision making group, in deciding how to allocate resources and in assessing performance. Visteon’s chief operating decision-making group is the Strategy Council, which is comprised of the Chairman and Chief Executive Officer and six other senior executives.

      In the second quarter of 2001, Visteon implemented a new organization which is focused on customer business groups, and supported by centralized product development, manufacturing and administrative functions. Consistent with the new organization, Visteon’s reportable operating segments are Automotive Operations and Glass Operations. Automotive Operations provides various automotive systems and components mainly to OEM customers; Glass Operations supplies architectural and flat glass to a broad customer base, including OEMs. The new segments replace the previous product-oriented reportable operating segments. Prior year information has been restated to conform with the new organization. Financial information for the reportable operating segments is summarized as follows:

	Automotive	Glass	Total
	Operations	Operations	Visteon

	(in millions)
Second Quarter

2001

Sales	$4,730	$175	$4,905

Income (loss) before taxes	(45)	(12)	(57)

Net income (loss)	(33)	(7)	(40)

Average assets	11,113	309	11,422

2000

Sales	$5,105	$204	$5,309

Income (loss) before taxes	284	(18)	266

Net income (loss)	173	(11)	162

Average assets	11,134	609	11,743

First Half

2001

Sales	$9,288	$340	$9,628

Income (loss) before taxes	15	(17)	(2)

Net income (loss)	—	(9)	(9)

Average assets	11,069	304	11,373

2000

Sales	$10,133	$401	$10,534

Income (loss) before taxes	523	(20)	503

Net income (loss)	321	(12)	309

Average assets	11,395	677	12,072